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                               September 4, 2020

       Edward M. Weil, Jr.
       Chief Executive Officer
       New York City REIT, Inc.
       650 Fifth Ave., 30th Floor
       New York, New York 10019

                                                        Re: New York City REIT,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 19,
2020
                                                            File No. 333-248121

       Dear Mr. Weil:

               We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. Please file a form of indenture as an exhibit to your filing. For guidance, refer to sections
                                                        201.02 and 201.04 of
our Trust Indenture Act of 1939 Compliance and Disclosure
                                                        Interpretations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Edward M. Weil, Jr.
New York City REIT, Inc.
September 4, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                           Sincerely,
FirstName LastNameEdward M. Weil, Jr.
                                                           Division of
Corporation Finance
Comapany NameNew York City REIT, Inc.
                                                           Office of Real
Estate & Construction
September 4, 2020 Page 2
cc:       Michael J. Choate
FirstName LastName